Filed by Archipelago Holdings, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Companies:
Archipelago Holdings, Inc.
(Commission File No. 001-32274)
The New York Stock Exchange, Inc.

Special Membership Bulletin

John A. Thain	New York Stock Exchange, Inc.
Chief Executive Officer	11 Wall Street
New York, NY 10005

FROM:	John A. Thain

DATE:	July 1, 2005

RE:	Update on the NYSE-Archipelago Merger

I want to update you on a number of developments regarding our merger with Archipelago and the status of our filings with regulatory authorities.  Since our Member town hall meeting last month, we have completed much of the work necessary for our S-4 (proxy statement-prospectus) filing.

The Board of Directors will meet during the week of July 18 to make decisions on several key open items.  Once the Board has approved the working draft, we will file it with the SEC and make it available to the Membership.  Among other important information, the draft S-4 will contain, or have attached, the following information:

•                  Summaries of the transaction and details about the new company;

•                  Risk factors;

•                  A description of the negotiations of the transaction and our Board’s review of the transaction, as well as minutes of our relevant Board meetings;

•                  A complete text of the fairness opinion by Lazard, as well as the materials prepared by Lazard describing its analysis as presented to our Board;

•                  The merger agreement, engagement letters and support and lock-up agreements;

•                  Governance structure of NYSE Group Inc.;

•                  Pro-forma financial statements for the combined company;

•                  Our current thinking regarding trading licenses based upon a proposal made by the Board of Executives floor representatives;

•                  Plans for the allocation of stock to NYSE employees;

•                  Details on the special Member meeting at which you will be voting on the Archipelago transaction, and;

•                  Details of a mechanism for enabling Members to choose, within the overall terms of the deal, more stock or more cash.

Between the time this draft is made available to you and completion of the final S-4 which you will use to consider the transaction, we anticipate holding a Member town hall meeting to answer your specific questions and concerns.  We intend to update the draft as more details are firmed up and in response to SEC and Member comments.  As the timing for these meetings becomes clearer, we will provide you with more specifics.

On the antitrust front, the Department of Justice has issued a second request for documentation after reviewing our original Hart-Scott-Rodino filing.  We are now in the process of collecting the materials needed to fulfill that document request, and will submit them as soon as possible.   We have also begun the process of seeking a ruling from the IRS on the tax implications of the transaction.

The market has continued to view the merger positively.  Archipelago stock is now trading at around $40, giving each seat an implied value of $3.5 million and the NYSE Group an implied market value of $6.5 billion.  There have been a number of recent seat sales at $2.5 million.  The lease market has tightened up as well, with leases now around $60,000.

We will continue to report to you on an ongoing basis, as developments may warrant, and welcome your input in the interim.

cc:	NYSE Chairman Marshall N. Carter
NYSE Board of Directors

Important Acquisition Information with Respect to the Merger

In connection with the proposed merger of Archipelago and the NYSE, the parties intend to file relevant materials with the SEC, including a joint proxy statement/prospectus regarding the proposed transaction. Such documents, however, are not currently available. MEMBERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Members will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Archipelago and the NYSE without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of the joint proxy statement/prospectus can also be obtained, without charge, once they are filed with the SEC, by directing a request to Archipelago, Attention: Investor Relations, at 100 S. Wacker Drive, Suite 1800, Chicago, Illinois 60606 or calling (888) 514-7284.

Archipelago, NYSE and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Archipelago stockholders in respect of the proposed transaction. Information regarding Archipelago’s directors and executive officers is available in Archipelago’s proxy statement for its 2005 annual meeting of stockholders, dated March 31, 2005. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available. This Memo shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements in this Memo may contain forward-looking information regarding Archipelago Holdings, the New York Stock Exchange (“NYSE”) and the combined company after the completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving Archipelago and NYSE, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Archipelago’s and NYSE’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Archipelago shareholders or NYSE members to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; social and political conditions such as war, political unrest or terrorism; general economic conditions and normal business uncertainty. Additional risks and factors are identified in Archipelago’s filings with the Securities Exchange Commission, including its Report on Form 10-K for the fiscal year ending December 31, 2004 which is available on Archipelago’s website at http://www.Archipelago.com.

You should not place undue reliance on forward-looking statements, which speak only as of the date of this Memo. Except for any obligation to disclose material information under the Federal securities laws, none of Archipelago, NYSE or the combined company after the completion of the transactions undertake any obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this Memo.